UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM SD

Specialized Disclosure Report

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ALLIANCE HOLDINGS GP, L.P.

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Delaware (State or other jurisdiction of incorporation or organization)	0-51952 (Commission File Number)	03-0573898 (IRS Employer Identification No.)
1717 South Boulder Avenue, Suite 400, Tulsa, Oklahoma 74119 (Address of principal executive offices and zip code)
Brian L. Cantrell (918) 295-1415 (Name and telephone number, including area code, of the person to contact in connection with this report.)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in the form applies:

[X]Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1.Conflict Minerals disclosure

Item 1.01 Conflict Minerals Disclosure

Conflict Minerals Disclosure

Alliance Holdings GP, L.P. ("we," "our" or "AHGP") is a limited partnership formed to own and control Alliance Resource Management GP, LLC, the general partner of Alliance Resource Partners, L.P. ("ARLP"), through which it holds a non-economic general partner interest in ARLP and an approximate one percent general partner interest in ARLP's operating subsidiary, Alliance Resource Operating Partners, L.P.  In addition, AHGP owns 87,188,338 common units of ARLP.

A subsidiary of ARLP,  Matrix Design Group, LLC ("Matrix"), provides a variety of mine products and services for ARLP's mining operations and to unrelated third-parties.  These mine products, like virtually all consumer electronics, contain various metals, including tantalum, tin, tungsten and gold ("Conflict Minerals"), which originate in mines around the world.

Pursuant to the Securities and Exchange Commission Final Rule on Conflict Minerals, 17 CFR Parts 240 and 249b (the "SEC Final Rule"),  we have performed a reasonable country of origin inquiry regarding Conflict Minerals from applicable suppliers using the template designed by the Electronic Industry Citizenship Coalition  ("EICC").  Our procedures included communicating the importance of compliance with the SEC Final Rule to Matrix's suppliers.  Because Matrix lacks direct access to sub-tier suppliers, we relied on Matrix's contract manufacturers to provide information on the origin of the Conflict Minerals contained in any products supplied to us using the EICC template.  We received 60% of requested supply-chain surveys from Matrix's contract manufacturers and those responses did not provide complete information regarding all Conflict Minerals that may have been contained in the products they manufactured for us.  Nevertheless,  we reviewed the supply-chain surveys against the list of smelter facilities which have been identified as "conflict free" by the EICC and the Global e-Sustainability Initiative Conflict Free Smelter program and performed independent searches for information on the smelter facilities included in each supply-chain survey.

Our inquiry into the sources and chain of custody of any Conflict Minerals in our products did not provide us enough information to determine whether the Conflict Minerals used by Matrix in its products originated in the Democratic Republic of the Congo or adjoining countries, directly or indirectly financed or benefited armed groups, or came from recycled or scrap sources for the year ended December 31, 2017.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized, in Tulsa, Oklahoma, on May 7, 2018.

ALLIANCE HOLDINGS GP, L.P.

By:	Alliance GP, LLC
its general partner

/s/ Brian L. Cantrell
Brian L. Cantrell
Senior Vice President and
Chief Financial Officer